Exhibit 99.1

BP p.l.c.

Unaudited pro forma consolidated financial statements

The unaudited pro forma consolidated financial statements of BP p.l.c. (“BP”) presented herein comprise the unaudited pro forma consolidated balance sheet as at 31 December 2012 and the unaudited pro forma consolidated income statement for the year ended 31 December 2012 (together, the “unaudited pro forma consolidated financial statements”). The unaudited pro forma consolidated financial statements are presented to give effect to the agreed sale of BP’s 50% shareholding in TNK-BP, and BP’s acquisition of a total 18.5% shareholding in Rosneft (the “Transaction”).

As disclosed in BP’s Annual Report and Form 20-F 2012, the total amounts that will ultimately be paid by BP in relation to all the obligations relating to the Gulf of Mexico oil spill incident are subject to significant uncertainty and the ultimate exposure and cost to BP will be dependent on many factors, including in relation to any new information or future developments. These could have a material impact on our consolidated financial position, results of operations and cash flows. Except for this significant uncertainty, as at the date hereof, the management of BP is not aware of any matters that could materially impact the results and financial position as presented in the unaudited pro forma consolidated financial statements. The unaudited pro forma consolidated financial statements have been prepared on the following basis:

•

The unaudited pro forma consolidated financial statements have been prepared on the basis of the best information available to BP’s management and on the basis of assumptions that BP’s management believes are factually supportable and recurring.

•

The unaudited pro forma consolidated financial statements of BP have been derived from BP’s audited consolidated financial statements, Rosneft’s consolidated financial statements for the year ended 31 December 2012 (as reported by Rosneft on 1 February 2013) and the results of TNK-BP for the year ended 31 December 2012 (as reported by TNK-BP on 28 February 2013).

•	The unaudited pro forma consolidated balance sheet as at 31 December 2012 is presented to show the effect of the Transaction as if the Transaction had occurred on 31 December 2012.

•	The unaudited pro forma consolidated income statement for the year ended 31 December 2012 is presented to show the effect of the Transaction as if the Transaction had occurred on 1 January 2012.

•	The unaudited pro forma consolidated income statement discloses income from continuing operations before non-recurring charges or credits directly attributable to the Transaction.

•

The Transaction is subject, amongst other matters, to governmental regulatory and anti-trust approvals which may significantly change the unaudited pro forma consolidated financial statements from those presented.

•	The unaudited pro forma consolidated financial statements should be read in conjunction with BP’s historical financial statements and accompanying notes.

•

The unaudited pro forma consolidated financial statements have been prepared for illustrative and informational purposes only and do not include adjustments for certain items, including those described below. As such, they are not intended to reflect what BP’s financial position and results of operations would have been had the Transaction occurred on the dates indicated and are not necessarily indicative of our future financial position and future results of operations.

The pro forma adjustments represented in the unaudited pro forma consolidated financial statements reflect the reversal of BP’s ownership of a 50% share in TNK-BP and the recognition of BP’s additional ownership of 18.5% of Rosneft, bringing BP’s total shareholding in Rosneft to 19.75%, each as of the applicable date of the relevant unaudited pro forma consolidated financial statements, and give effect to the following items:

•

A reduction in Assets classified as held for sale, caused by the sale of BP’s 50% stake in TNK-BP, offset by an increase in Investments in associates to reflect the increase in BP’s stake in Rosneft to 19.75%.

•	A reduction in Other investments to reflect the reclassification of BP’s existing 1.25% stake in Rosneft to Investments in associates.

•

In respect of the unaudited pro forma consolidated balance sheet, an increase in Cash and cash equivalents of $11.6 billion ($12.3 billion previously announced, subject to closing adjustments, less the $0.7 billion TNK-BP dividend received by BP in the fourth quarter of 2012) as a result of cash proceeds from Rosneft of $24.7 billion, less BP’s proposed acquisition of additional 5.66% and 9.80% stakes in Rosneft for cash consideration of $4.8 billion and $8.3 billion, respectively.

The unaudited pro forma consolidated financial statements do not include adjustments for:

•	The proposed acquisition by Rosneft of AAR’s 50% stake in TNK-BP as this is not directly attributable to the Transaction.

•	Rosneft’s financing for the Transaction.

•

Fair values of BP’s share of Rosneft’s assets and liabilities acquired and associated goodwill, as required by International Accounting Standard (IAS) 28. BP is not aware at this time of how Rosneft will account for its interest in TNK-BP.

•	Fair values of Rosneft’s share of TNK-BP’s assets and liabilities acquired and associated goodwill, as required by International Accounting Standard (IAS) 28.

•

A deferral of the gain on disposal of BP’s stake in TNK-BP to the extent that (i) BP retains an interest in its share in TNK-BP by acquiring a stake in Rosneft, and (ii) Rosneft acquires BP’s stake in TNK-BP.

•	Income statement impacts, such as interest income, or interest expense saved, as a consequence of BP receiving net cash of $11.6 billion as contemplated by the Transaction.

•	Any impact on earnings per share arising from BP’s statement that it will seek to offset any dilution of BP’s earnings per share arising from the Transaction.

BP p.l.c.

Unaudited pro forma consolidated financial statements

BP p.l.c. unaudited pro forma consolidated income statement for the year ended 31 December 2012

			Pro forma adjustments
	Notes	As reported	TNK-BP	Rosneft	As adjusted
$ million
Sales and other operating revenues		375,580	—	—	375,580
Earnings from jointly controlled entities
– after interest and tax		744	—	—	744
Earnings from associates
– after interest and tax	1, 4	3,675	(2,986)	2,917	3,606
Interest and other income	1, 2	1,590	(709)	(27)	854
Gains on sale of businesses and fixed assets		6,696	—	—	6,696

Total revenues and other income		388,285	(3,695)	2,890	387,480
Other components of profit (loss) before interest and taxation		368,552	—	—	368,552

Profit (loss) before interest and taxation		19,733	(3,695)	2,890	18,928
Finance costs		1,125	—	—	1,125
Net finance (income) expense relating to pensions and other postretirement benefits		(201)	—	—	(201)

Profit (loss) before taxation		18,809	(3,695)	2,890	18,004
Taxation	4	6,993	—	289	7,282

Profit (loss) for the period		11,816	(3,695)	2,601	10,722

Attributable to
BP shareholders		11,582	(3,695)	2,601	10,488
Minority interest		234	—	—	234

		11,816	(3,695)	2,601	10,722

Earnings per share - cents
Profit (loss) for the period attributable to BP shareholders
Basic	6	60.86			55.12
Diluted	6	60.45			54.75

See accompanying notes to unaudited pro forma consolidated financial statements

BP p.l.c.

Unaudited pro forma consolidated financial statements

BP p.l.c. unaudited pro forma consolidated balance sheet as at 31 December 2012

			Pro forma adjustments
	Notes	As reported	TNK-BP	Rosneft	Net cash proceeds	As adjusted
$ million
Non-current assets
Property, plant and equipment		120,448	—	—	—	120,448
Goodwill		11,861	—	—	—	11,861
Intangible assets		24,041	—	—	—	24,041
Investments in jointly controlled entities		15,724	—	—	—	15,724
Investments in associates	4	2,998	—	18,528	—	21,526
Other investments	4	2,702	—	(1,179)	—	1,523

Fixed assets		177,774	—	17,349	—	195,123
Other non-current assets		11,438	—	—	—	11,438

		189,212	—	17,349	—	206,561

Current assets
Cash and cash equivalents	1	19,548	—	—	11,691	31,239
Derivative financial instruments	1	4,507	(71)	(1,339)	—	3,097
Other current assets		67,611	—	—	—	67,611
Assets classified as held for sale	1	19,315	(12,322)	—	—	6,993

		110,981	(12,393)	(1,339)	11,691	108,940

Total assets		300,193	(12,393)	16,010	11,691	315,501

Current liabilities		76,740	—	—	—	76,740
Liabilities directly associated with assets classified as held for sale		846	—	—	—	846

		77,586	—	—	—	77,586

Non-current liabilities		102,987	—	—	—	102,987

Total liabilities		180,573	—	—	—	180,573

Net assets		119,620	(12,393)	16,010	11,691	134,928

Equity
BP shareholders’ equity		118,414	(12,393)	16,010	11,691	133,722
Minority interest		1,206	—	—	—	1,206

		119,620	(12,393)	16,010	11,691	134,928

See accompanying notes to unaudited pro forma consolidated financial statements

BP p.l.c.

Unaudited pro forma consolidated financial statements

Notes to Unaudited pro forma consolidated financial statements

Basis of preparation

The unaudited pro forma consolidated financial statements of BP have been derived from BP’s audited consolidated financial statements, Rosneft’s consolidated financial statements for the year ended 31 December 2012 (as reported by Rosneft on 1 February 2013) and the results of TNK-BP for the year ended 31 December 2012 (as reported by TNK-BP on 28 February 2013).

The unaudited pro forma consolidated balance sheet as at 31 December 2012 is presented to show the effect of the Transaction as if the Transaction had occurred on 31 December 2012.

The unaudited pro forma consolidated income statement for the year ended 31 December 2012 is presented to show the effect of the Transaction as if the Transaction had occurred on 1 January 2012.

The unaudited pro forma consolidated income statement discloses income from continuing operations, before non-recurring charges or credits directly attributable to the Transaction.

Pro forma adjustments and assumptions

The unaudited pro forma consolidated financial statements reflect the adjustments and assumptions set out in Notes 1 to 7 below.

Note 1 Pro forma adjustments relating to BP’s sale of its 50% stake in TNK-BP to Rosneft

The unaudited pro forma consolidated financial statements reflect the following adjustments:

(a)	To adjust the unaudited pro forma consolidated balance sheet for the proceeds of BP’s sale of its 50% stake in TNK-BP. The sale of the TNK-BP shareholding to Rosneft consists of a cash element of $24.7 billion and 321,778,155 Rosneft shares. Shares in Rosneft traded at close of business on the bid date (18 October 2012) at $7.13, valuing the share-based consideration at $2.3 billion. For the purposes of the unaudited pro forma consolidated balance sheet as at 31 December 2012, these Rosneft shares are valued at the close of business price of $8.91 on the 31 December 2012, valuing the share-based consideration at $2.9 billion.

(b)	To adjust the unaudited pro forma consolidated balance sheet to reflect the purchase of an additional 5.66% stake in Rosneft from Rosneftegaz for cash consideration of $4.8 billion, and to reflect the purchase of an additional 9.80% stake in Rosneft for cash consideration of $8.3 billion.

(c)	To adjust the amount of Assets classified as held for sale of $12.3 billion in the unaudited pro forma consolidated balance sheet, for the assets sold.

(d)	To adjust the amount of Derivative financial instruments of $71 million in the unaudited pro forma consolidated balance sheet, as part of the disposal of TNK-BP shares.

(e)	To adjust for the reversal of BP’s share of TNK-BP’s earnings for 2012 of $2,986 million and for the dividend of $709 million received from TNK-BP between 22 October 2012 and 31 December 2012.

Note 2 Pro forma adjustments relating to BP’s acquisition of an additional 18.5% stake in Rosneft

BP expects to have significant influence over Rosneft, so for the purposes of these unaudited pro forma consolidated financial statements Rosneft is accounted for as an associate. BP expects to have two seats on Rosneft’s nine-person main board. At the 19.75% level of ownership, BP expects to be able to account for its share of Rosneft’s earnings, on an equity basis.

Under IFRS, BP expects to account for its investment in Rosneft according to IAS 28, Investments in Associates. An investment in an associate is accounted for using the equity method from the date on which it becomes an associate. On acquisition of the investment any difference between the cost of the investment and the investor’s share of the net fair value of the associate’s identifiable assets and liabilities is accounted for as follows:

(a)	goodwill relating to an associate is included in the carrying amount of the investment. Amortisation of that goodwill is not permitted.

(b)	any excess of the investor’s share of the net fair value of the associate’s identifiable assets and liabilities over the cost of the investment is included as income in the determination of the investor’s share of the associate’s profit or loss in the period in which the investment is acquired.

Appropriate adjustments to the investor’s share of the associate’s profits or losses after acquisition are also made to account, for example, for depreciation of the depreciable assets based on their fair values at the acquisition date or for the amortisation of identified intangible assets which may or may not be recognised in Rosneft’s own financial statements. Similarly, appropriate adjustments to the investor’s share of the associate’s profits or losses after acquisition are made for impairment losses recognised by the associate, such as for goodwill or property, plant and equipment. BP is not yet able to assess fair values and goodwill, therefore these unaudited pro forma consolidated financial statements do not include any such adjustments.

A portion of the gain on disposal of BP’s stake in TNK-BP will be deferred to the extent that (i) BP retains an interest in its share in TNK-BP by acquiring a stake in Rosneft, and (ii) Rosneft acquires BP’s stake in TNK-BP. Under IFRS, profits and losses resulting from ‘upstream’ and ‘downstream’ transactions between an investor and an associate are recognised in the investor’s financial statements only to the extent of unrelated investors’ interests in the associate. ‘Downstream’ transactions are, for example, sales of assets from the investor to an associate, such as BP’s sale of TNK-BP to Rosneft. The investor’s share in the associate’s profits and losses resulting from these transactions is eliminated. BP is not yet able to assess the deferred gain and its amortisation through the income statement, therefore these unaudited pro forma consolidated financial statements do not include any such adjustments.

BP p.l.c.

Unaudited pro forma consolidated financial statements

BP’s existing 1.25% stake in Rosneft is derecognised in these unaudited pro forma consolidated financial statements, and replaced with an investment in Rosneft as an associate reflecting the total 19.75% stake. Accordingly, dividends received of $27 million for 2012, relating to the 1.25% stake in Rosneft, have also been derecognised in these unaudited pro forma consolidated financial statements.

Note 3 Rosneft’s proposed acquisitions of BP’s and AAR’s stakes in TNK-BP

The unaudited pro forma consolidated financial statements reflect Rosneft’s acquisition of BP’s 50% stake in TNK-BP. Rosneft’s potential acquisition of AAR’s 50% stake in TNK-BP is not reflected in the unaudited pro forma consolidated financial statements.

Note 4 Pro forma information for Rosneft and TNK-BP

Financial information for Rosneft has been derived from its Condensed Consolidated Financial Statements for the year ended 31 December 2012, prepared in Russian Roubles and under IFRS as published by the IASB. The following exchange rates have been used to convert Russian Roubles to US Dollars:

Balance sheet as at 31 December 2012	30.3789
Income statement for the year ended 31 December 2012	31.0656

The consolidated net assets of Rosneft have been adjusted to include 50% of the net assets of TNK-BP, and the consolidated profit after tax for Rosneft has been adjusted to include 50% of the profit after tax of TNK-BP.

BP’s total cost of its investment in Rosneft is made up as follows:

$ million
Fair value of 3.04% stake in Rosneft	2,867
Cost of 5.66% stake in Rosneft, purchased from Rosneftegaz	4,800
Cost of 9.80 % stake in Rosneft	8,309
Price adjustment from date of agreements, to 31 December 2012	34
Fair value of derivative asset for purchase of Rosneft shares at a fixed price	1,339
Existing holding at fair value	1,179

18,528

BP’s share of Rosneft’s profit after tax is calculated as follows:

Year ended 31 December 2012
Rosneft’s reported net income (billion Roubles )	341
USD:RUB year-to-date average exchange rate	31.07

Rosneft’s reported net income ($ million)	10,977

TNK-BP’s reported net income ($ million)	7,584

Rosneft’s share (50%) of TNK-BP’s net income ($ million)	3,792

Rosneft’s adjusted consolidated net income ($ million)	14,769

BP’s share (19.75%) of Rosneft’s adjusted consolidated net income ($ million)	2,917

Distributions from Rosneft to BP are subject to Russian withholding tax at a rate of up to 15%. In the unaudited pro forma consolidated income statement a provision has been recognised for this withholding tax at an assumed rate of 10%.

These unaudited pro forma consolidated financial statements do not include any adjustments relating to financing arrangements that Rosneft might undertake to finance its acquisition of interests in TNK-BP.

BP p.l.c.

Unaudited pro forma consolidated financial statements

Note 5 Taxation on the Transaction

The capital gain on the sale of the shares in TNK-BP should be exempt from UK corporation tax under the provisions of the substantial shareholdings exemption introduced for UK companies in 2002. The sale proceeds that BP will receive on completion (in cash and shares) are thus not expected to be impacted by any material taxes. BP p.l.c. is tax resident in the UK and this transaction will be subject to the UK’s normal corporation tax rules, in the accounting period in which the divestment occurs.

Note 6 Earnings per share

The weighted average numbers of BP ordinary shares outstanding during the years used to calculate earnings per share are as follows:

Year ended 31-Dec 2012
Basic weighted average number of shares outstanding (thousand)	19,027,929
Weighted average number of shares outstanding used to calculate diluted earnings per share (thousand)	19,157,888

Note 7 Credits directly attributable to the Transaction not considered in unaudited pro forma consolidated income statement

As a result of the Transaction, an estimated $15 billion gain on disposal will arise from BP’s proposed sale of its 50% stake in TNK-BP. After deferring a portion of the gain, as described in Note 2 above, the remainder will be reflected in the financial statements of BP in the period in which the Transaction is completed. The estimated gain is subject to change depending on, inter alia, the Rosneft share price on the date of completion of the Transaction, transaction costs, the deferral of the gain on disposal referred to in Note 2, and taxation referred to in Note 5. Such credits were not considered in the unaudited pro forma consolidated income statement presented herein. Any interest that may have been earned on the proceeds from the Transaction is also not considered in the unaudited pro forma consolidated income statement presented herein.